UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 19, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Unigene Laboratories, Inc.

File No. 0-16005 - CF#22477

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Unigene Laboratories, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 11, 2008.

Based on representations by Unigene Laboratories, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through April 17, 2017
Exhibit 10.2	through August 11, 2018
Exhibit 10.3	through August 11, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support